

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-mail
Gilbert Lee
Chief Financial Officer
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re: Tanke Biosciences Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-172240**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 21, 2011**
> **Form 8-K filed January 26, 2012, as Amended January 31, 2012**
> **File No. 0-53529**

Dear Mr. Lee:

We have reviewed your filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. Please provide relevant updates with each amendment. For example, please include in your next amendment updated information regarding the amounts that you have accrued for registration delay payments. In that regard, we note that the disclosure you provide at page 3 regarding such payments is as of November 4, 2011. As another example, please revise to provide an update to your disclosure at page 41 regarding your expectations with respect to your manufacturing output in 2011 and your plan to build a second facility.

Risk Factors, page 7

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…, page 17

2. We note your response to prior comment 5. However, you did not address in your revised disclosure, or in your response, any material risks to the registrant related to any uncertainty regarding how Notice 75 will be interpreted and implemented. Please expand your risk factor disclosure to address any material risks to the registrant related to any uncertainty regarding how Notice 75 will be interpreted and implemented, including the risk that Notice 75 could be interpreted to apply to the registrant even if the Tanke shareholders do not exercise their option to obtain shares of the registrant's common stock. If you believe that this does not present any such material risks, please describe in your response your basis for such belief.

3. We also note that in response to prior comment 5, you did not include any discussion regarding the risk that you or your subsidiaries could be subject to administrative or criminal liabilities upon any failure to comply with Circular 75. In addition, we note your response that except for the discussion in your risk factor "Due to various restrictions under Chinese laws on the distributions of dividends…," Circular 75 only applies to the Chinese residents who are shareholders of Guangzhou and will not impact the other shareholders of the Company or the Company. Please tell us your basis for such statement, and please tell us whether you or your subsidiaries could be subject to administrative or criminal liabilities upon any failure to comply with Circular 75.

Provisions in our Bylaws could discourage, delay or prevent a change of control…, page 23

4. We note your disclosure that your bylaws provide that, unless otherwise prescribed by statute, special meetings of the stockholders can only be called by the chairman of your board of directors, your president, or by a majority of the board of directors. However, this does not appear to be consistent with Section 2.02 of your by-laws that you have incorporated by reference as Exhibit 3.4. For example, such section provides that special meetings may be called by your Secretary upon the written request of the holders of not less than 15% of all the shares entitled to vote at the meeting,   Please advise, or revise your filing to address this apparent inconsistency.

Executive Compensation, page 56

5. Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2011. Please refer to the Regulation S-K Compliance and Disclosure Interpretation Question 117.05, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Description of Our Common Stock, page 72

6. Please describe in this section the limitations on dissenters' rights that are set forth in Section 6.08 of your by-laws. In addition, please add risk factor disclosure to address any related risks that are material.

Where You Can Find Additional Information, page 76

7. We note your statement at page 76 that you are not required to file proxy statements or information statements with the Commission or to deliver an annual report to security holders. Please tell us the basis for such statement. In that regard, we note your disclosure at page 72 that your common stock was registered under the Exchange Act pursuant to a Form 10 that was filed with the SEC on December 16, 2008.

Consolidated Financial Statements

General

8. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Notes to Consolidated Financial Statements

1. Organization and Principal Activities, page F-6

9. We note your response to our prior comment 12 and the related revisions to your financial statements. It does not appear that your disclosure explains why a step-up in basis was not recorded in connection with the consolidation of Guangzhou Tanke as a variable interest entity. Please revise.

2. Summary of Significant Accounting Policies, page F-7

(q) Value Added Tax, page F-10

10. We note that you have revised your disclosure in response to prior comment 14 and reissue such comment. Please disclose the value added tax ("VAT") amount that was recorded in your statement of operations during the interim period ended September 30, 2011. Refer to FASB ASC 605-45-50-4. We also note that you recorded $1.9 million VAT payable as of September 30, 2011. Please reconcile such payable amount to the VAT amounts recorded in your statement of operations for the interim period ended September 30, 2011.

Exhibits and Financial Statement Schedules, page II-9

11. We reissue prior comment 18 because you have not filed all exhibits. For example, we note that your legal and tax opinions remain missing.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 6

12. We note your response to prior comments 24 and 25 and reissue such comments. Please revise your discussion of liquidity and capital resources in your registration statement filed in Form S-1 to provide additional detail regarding the "increase in other receivable" and "due from a related party" line items. In addition, please provide us with a reconciliation of these cash flow statement line items to the related balance sheet amounts.

Notes to Consolidated Financial Statements

8. Other Payable and Accrued Liabilities, page 15

13. We note your response to prior comment 26 regarding the misclassification of a portion of your revenue as exempt from VAT. Please describe the nature of the potential misclassification of your revenue and your latest assessment of this issue. Please also tell us whether this is deemed to be an error that will affect your previously issued financial statements. Refer to FASB ASC 250-10-50 and Item 4.02 of Form 8-K.

Form 8-K filed January 26, 2012, as Amended January 31, 2012

14. It does not appear that you have filed a response to our comment letter dated February 6, 2012 regarding the dismissal of your former accountant. Please note that our letter requested a response within five business days.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Guixiong Qiu
Tanke Biosciences Corporation
February 29, 2012
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Thomas Slusarczyk, Esq.
        Anslow + Jaclin LLP